As filed with the Securities and Exchange Commission on June 19, 2009.       Registration No. 333-13776

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

INTERNATIONAL POWER PLC

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

England and Wales

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Article number 12
(iii) The collection and distribution of dividends	Article number 10
(iv) The transmission of notices, reports and proxy soliciting material	Article number 14
(v) The sale or exercise of rights	Articles number 10, 11 and 16
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 10 and 13
(vii) Amendment, extension or termination of the deposit agreement	Articles number 18 and 19
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 14
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2 and 3
(x) Limitation upon the liability of the depositary	Articles number 16 and 26

3. Fees and Charges	Article number 6

Item - 2.

Available Information

Public reports furnished by issuer	Article number 25

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of ____________, 2009 among International Power plc, The Bank of New York Mellon, as Depositary, and all Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of letter from The Bank of New York to International Power plc relating to pre-release activities. – Filed previously. .

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 19, 2009.

Legal entity created by the agreement for the issuance of depositary shares representing  ordinary shares of International Power plc.

By:

The Bank of New York Mellon,

As Depositary

By:

/s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, International Power plc has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in London, England, on 20 May 2009.

INTERNATIONAL POWER PLC

By:  /s/ Philip Cox
Name:  Philip Cox

Title:     Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints M Williamson and ASJ Ramsay, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on 20 May 2009.

/s/ Philip Cox

Chief Executive Officer and Director

Philip Cox

/s/ Mark Williamson

Chief Financial Officer and Director

Mark Williamson

(principal accounting officer)

/s/ Sir Neville Ian Simms

Chairman and Director

Sir Neville Ian Simms

/s/ Anthony Isaac

Director

Anthony Isaac

/s/ Alan Murray

Director

Alan Murray

/s/ Struan Robertson

Director

Struan Robertson

/s/ John Roberts

Director

John Roberts

___________________

Director

Ranald Spiers

/s/ Stephen Riley

Director

Stephen Riley

/s/ Tony Concannon

Director

Tony Concannon

/s/ Bruce Levy

Director

Bruce Levy

PUGLISI & ASSOCIATES

Authorized Representative in the United States

By: /s/ Donald J. Puglisi

Name: Donald J. Puglisi

Title: Managing Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Amended and Restated Deposit Agreement dated as of __________, 2009, among International Power plc, The Bank of New York Mellon, as Depositary, and all Holders from time to time of American Depositary Shares issued thereunder.